Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

REVISION OF ANNUAL CAPS

FOR A CONTINUING CONNECTED TRANSACTION

Reference is made to the announcements of the Company dated 19 December 2014 and 23 March 2016 in relation to the Insurance Sales Framework Agreement entered into between the Company and CLP&C on 8 March 2015. Pursuant to the Insurance Sales Framework Agreement, CLP&C agreed to entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay the Company an agency service fee on a monthly basis.

The Company estimates that the original annual caps for the two years ending 31 December 2017 under the Insurance Sales Framework Agreement cannot meet the demands for its business development. As such, on 25 August 2016, the Board resolved that the Company will enter into the Supplemental Agreement with CLP&C to revise the annual caps for the two years ending 31 December 2017 under the Insurance Sales Framework Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transaction under the Insurance Sales Framework Agreement (as supplemented by the Supplemental Agreement) constitutes a continuing connected transaction of the Company under Chapter 14A of the Listing Rules.

Given that one or more of the applicable percentage ratios in respect of the revised annual caps for the two years ending 31 December 2017 under the Supplemental Agreement are more than 0.1% but less than 5%, the transaction under the Insurance Sales Framework Agreement (as supplemented by the Supplemental Agreement) is subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcements of the Company dated 19 December 2014 and 23 March 2016 in relation to the Insurance Sales Framework Agreement entered into between the Company and CLP&C on 8 March 2015. Pursuant to the Insurance Sales Framework Agreement, CLP&C agreed to entrust the Company to act as an agent to sell selected insurance products (including but not limited to statutory and mandatory insurance, automobile insurance, enterprise property insurance, family property insurance, engineering insurance, liability insurance, cargo transportation insurance, special risk insurance and comprehensive insurance, etc.) within the authorized regions, and pay the Company an agency service fee on a monthly basis. The Insurance Sales Framework Agreement is for a term of two years effective from 8 March 2015, and will be automatically extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry. For further details of the Insurance Sales Framework Agreement, please refer to the announcement of the Company dated 19 December 2014.

REVISION OF ANNUAL CAPS

The Company estimates that the original annual caps for the two years ending 31 December 2017 under the Insurance Sales Framework Agreement cannot meet the demands for its business development. As such, on 25 August 2016, the Board resolved that the Company will enter into the Supplemental Agreement with CLP&C to revise the annual caps for the two years ending 31 December 2017 under the Insurance Sales Framework Agreement to RMB3,000 million and RMB5,000 million, respectively.

Save and except for the revision of the annual caps as set out above, all other terms and conditions under the Insurance Sales Framework Agreement remain unchanged.

Original annual caps and historical transaction amounts

The original annual caps for the two years ending 31 December 2017 under the Insurance Sales Framework Agreement are RMB1,738 million and RMB2,222 million, respectively. The actual transaction amounts under the Insurance Sales Framework Agreement for the two years ended 31 December 2015 and the six months ended 30 June 2016 are RMB1,013 million, RMB1,464 million and RMB961 million, respectively.

As at the date of this announcement, the actual transaction amount did not exceed the original annual cap for the year ending 31 December 2016 under the Insurance Sales Framework Agreement.

Basis of the revised annual caps

With the launch of a pilot policy reform for business automobile insurance by the CIRC in June 2015, the terms and rates of business automobile insurance have been adjusted in a way that are more favourable to the customers, which intensified the competition in the business automobile insurance market. Faced with the market competition, property insurance companies have made greater efforts on sales, and the service fee paid to sales agents increased accordingly. CLP&C also increased its investment in sales by raising the agency service fee paid to its sales agents (including the Company), as a result of which, the agency sale business between the

Company and CLP&C developed rapidly with a significant increase in premiums earned from the agency sale business (the premium income in the first half of 2016 increased by approximately 30% as compared to that in the first half of 2015). With the expanded coverage of the policy reform for business automobile insurance, the Company expects that the agency sale business between the Company and CLP&C will show an accelerated growth momentum in the second half of 2016 and will sustain a rapid growth in 2017. In addition, the adjustment made by the Company to its performance appraisal policy for insurance agents in the agency sale business, as well as the expansion of the agency sales force, will promote the development of the agency sale business between the Company and CLP&C, which will lead to a further increase in the agency service fee.

In light of the above and taking into account the rate of increase of premium income from the agency sale business of a number of insurance institutions who have implemented the policy reform for business automobile insurance during the period from January to May 2016 and the rate of increase of their agency service fee during the same period, the Company revised the annual caps for the two years ending 31 December 2017 under the Insurance Sales Framework Agreement to RMB3,000 million and RMB5,000 million, respectively.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTION

The transaction under the Insurance Sales Framework Agreement (as supplemented by the Supplemental Agreement) can actively expand the Company’s insurance service scope, meet customers’ comprehensive insurance needs, stabilize life insurance sales forces and effectively raise China Life’s brand value.

The Directors, including the independent non-executive Directors, are of the view that the continuing connected transaction under the Insurance Sales Framework Agreement (as supplemented by the Supplemental Agreement) has been conducted on normal commercial terms, was entered into in the ordinary and usual course of business of the Company, is fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the revised annual caps for the two years ending 31 December 2017 under the Supplemental Agreement are fair and reasonable.

Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade hold positions in CLIC and/or CLP&C and have abstained from voting on the Board resolutions passed to approve the transaction under the Insurance Sales Framework Agreement (as supplemented by the Supplemental Agreement) and the revised annual caps for the two years ending 31 December 2017 under the Supplemental Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transaction under the Insurance Sales Framework Agreement (as supplemented by the Supplemental Agreement) constitutes a continuing connected transaction of the Company under Chapter 14A of the Listing Rules.

Given that one or more of the applicable percentage ratios in respect of the revised annual caps for the two years ending 31 December 2017 under the Supplemental Agreement are more than 0.1% but less than 5%, the transaction under the Insurance Sales Framework Agreement (as supplemented by the Supplemental Agreement) is subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CLP&C”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated in Beijing under the laws of the PRC and a subsidiary of CLIC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Insurance Sales Framework Agreement”	the insurance sales framework agreement entered into between the Company and CLP&C on 8 March 2015

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Supplemental Agreement”	the supplemental agreement to the Insurance Sales Framework Agreement to be entered into between the Company and CLP&C

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 25 August 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie